						Exhibit 12
J. C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges
(Unaudited)

	53 Weeks		52 Weeks		52 Weeks	52 Weeks	52 Weeks
	Ended		Ended		Ended	Ended	Ended
($ in millions)	2/2/13		1/28/12		1/29/11	1/30/10	1/31/09
Income/(loss) from continuing operations before income taxes	$(1,536)		$(229)		$581	$403	$910
Fixed charges
Net interest expense	226		227		231	260	225
Interest income included in net interest	5		8		11	10	37
Bond premiums and unamortized costs	-		-		20	-	-
Estimated interest within rental expense	101		104		102	98	89
Capitalized interest	-		-		-	4	10
Total fixed charges	333		339		364	372	361
Capitalized interest	-		-		-	(4)	(10)
Total earnings available for fixed charges	$(1,203)		$110		$945	$771	$1,261

Ratio of earnings to fixed charges	(3.6)	(1)	0.3	(1)	2.6	2.1	3.5

(1)  Total available income/(loss) from continuing operations (before income taxes and capitalized interest, but after preferred stock dividend) was not sufficient to cover combined fixed charges and preferred stock for the 53 weeks ended 2/2/13 and the 52 weeks ended 1/28/12 by $1,536 million and $229 million, respectively.